 EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(unaudited)
(in thousands, except ratios)

	Twenty-four Weeks Ended
	February 11,	February 12,
	2006	2005
Earnings
Income before income taxes	$335,566	$319,597
Fixed charges	69,843	64,209
Less: Capitalized interest	(913)	(374)
Adjusted earnings	$404,496	$383,432

Fixed charges
Gross interest expense	$49,195	$45,136
Amortization of debt expense	731	1,211
Interest portion of rent expense	19,917	17,862
Total fixed charges	$69,843	$64,209

Ratio of earnings to fixed charges	5.8	6.0

	Fiscal Year Ended August
	2005	2004	2003	2002	2001*
	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)
Earnings
Income before income taxes	$873,221	$905,902	$833,007	$691,148	$287,026
Fixed charges	144,930	130,278	121,129	98,688	121,141
Less: Capitalized interest	(1,079)	(813)	(791)	(437)	(1,380)
Adjusted earnings	$1,017,072	$1,035,367	$953,345	$789,399	$406,787

Fixed charges
Gross interest expense	$102,341	$89,600	$79,301	$78,183	$100,291
Amortization of debt expense	2,343	4,230	7,334	2,283	2,377
Interest portion of rent expense	40,246	36,448	34,494	18,222	18,473
Total fixed charges	$144,930	$130,278	$121,129	$98,688	$121,141

Ratio of earnings to fixed charges	7.0	7.9	7.9	8.0	3.4

*	Fiscal 2001 includes the impact of the pre-tax restructuring and impairment charges of $156.8 million.